MIDCAROLINA
BANK

...d to serving
...community



NORTH CAROLINA
RAILROAD
Company Shops built here in 1857 for maintenance and repair of the N.C. Railroad. Closed in 1866.

2002 ANNUAL REPORT

A Profile of MidCarolina Bank

MidCarolina Bank is a state-chartered, full-service commercial bank operating under the rules and regulations of the Federal Deposit Insurance Corporation (FDIC) and the North Carolina State Banking Commission.

Through three full-service offices and one limited-service office located in Burlington and Graham in Alamance County, the Bank offers a full range of banking and financial services to individuals and small to medium-sized businesses.

A variety of credit and deposit services are available to Bank customers, including commercial and residential mortgage loans, construction financing, credit and debit cards and equity lines of credit.

As a locally owned and operated community bank, MidCarolina Bank is devoted to providing its customers and community excellent service and support. The Bank provides its customers with the convenience of banking "24 hours a day" through on-line banking services at *www.midcarolinabank.com*, toll free telephone access at 800-813-7678, or at MidCarolina Bank automated teller machines (ATM's) and the Star™, Plus™ and VISA™ networks.

Table of Contents

Banking Locations

Burlington Office
3101 South Church Street
Burlington, NC 27215
336-538-1600 / Fax 336-538-1603

Graham Office
842 South Main Street
Graham, NC 27253
336-570-3032 / Fax 336-570-1047

Alamance Regional Medical Center Office
1240 Huffman Mill Road
Burlington, NC 27215
336-538-1225 / Fax 336-538-9636

Cum-Park Plaza Office
2214 North Church Street
Burlington, NC 27217
336-437-8890 / Fax 336-437-8889

Investment Services
3101 South Church Street
Burlington, NC 27215
336-584-1234 / Fax 336-279-1605

MidCarolina Telebanking
800-813-7678

Web Site
www.midcarolinabank.com

Cover photographs courtesy of Burlington & Alamance County Convention and Visitors Bureau.

Number of Deposit Accounts
By Quarter



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Dec.'97
Mar.'98
Jun.'98
Sep.'98
Dec.'98
Mar.'99
Jun.'99
Sep.'99
Dec.'99
Mar.'00
Jun.'00
Sep.'00
Dec.'00
Mar.'01
Jun.'01
Sep.'01
Dec.'01
Mar.'02
Jun.'02
Sep.'02
Dec.'02

An open letter from the President

On behalf of the Board of Directors and the employees of MidCarolina Bank, I want to share with you the exciting story that keeps evolving around the growth and success of our Bank. During 2002, your Bank celebrated its fifth anniversary, but more importantly began to generate a handsome return on your investment in spite of a very difficult economy.

For the year, we grew our loan portfolio by 21%. We have the most experienced group of lenders in our market and their efforts were impressive. Joining our lending staff in 2002 was Dave Hargrove, a seasoned lender who brings a breadth of experience in the construction arena and has had an immediate impact.

During 2002, we implemented a strategy to train all of our branch consumer lenders to become mortgage lenders. This expansion, under Steve Gilliam's guidance, blossomed into a mortgage lending unit that generated over $800,000 in fee income for the Bank. As a result, MidCarolina Bank became the second highest mortgage loan generator in Alamance County, very close behind a financial institution that has been in the market for over eighty years. Mortgage lending has become one of the major cornerstones of our Bank and we see significant growth opportunities in the future.

We made a strategic decision in 2002 to limit the growth of interest bearing certificates of deposits and to concentrate instead on growing our transaction account base. We were enormously successful, increasing our transaction deposits by 33%, which came from new checking, money market investment, and NOW accounts. As a result of this strategy we were able to maintain a higher than average net interest margin during the year, in spite of continued discount rate cuts by the Federal Reserve.

For the year 2002, your company reported net income of $1.3 million or $0.71 per diluted share as compared to $767,000 or $0.44 per diluted share for 2001, or a 61% increase from year to year. We were able to grow our net interest income to $5.6 million in 2002 from $4.3 million in 2001 in spite of dramatically lower interest rates during the year. Also, a key to our success has become the growth in non-interest income. During 2002 we reached $2.1 million in non-interest income, up $0.7 million over previous year levels.

We continued to invest in our people during 2002 by hiring more lenders and enhancing the benefits program for our people. This investment continues to contribute to our growth and profitability. Other key events during 2002 included the formation of our holding company, MidCarolina Financial Corporation, approved by our shareholders at the 2002 Annual Meeting. Additionally, your Board of Directors approved an eleven-for-ten stock



Total Assets, Deposits & Loans
At Year End
$ 180,000,000
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Assets
Deposits
Loans
Dec.'97
Dec.'98
Dec.'99
Dec.'00
Dec.'01
Dec.'02



Net Interest Income
At Year End
$ 6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Net Interest Income
Dec.'97
Dec.'98
Dec.'99
Dec.'00
Dec.'01
Dec.'02

split effective August 15, 2002. During 2002, we formed MidCarolina Investments, Inc. headed by Sid Little, a seasoned investment advisor, who joined us with thirty years of experience. This investment had a very positive impact in spite of one of the most difficult investment markets in recent memory.

We have a lot of exciting things already happening in 2003 that I would like to share with you. Effective mid-2003, we will be opening a new branch office at the Village of Brookwood. This will put us inside of Alamance County's newest retirement facility with Beverly Smith serving as our Manager.

Our Cum-Park Plaza office will receive a renovation during the year, which should significantly help the growth of our Bank in eastern Alamance County.

Also, we will be opening a new loan production office in Greensboro, N.C. We have been successful in having Rhonda Joyce join us, who has been one of the most successful lenders in the Guilford County market over the past ten years. We are truly excited about our prospects in that market. Additionally, Charles Morgan, an experienced and well-known loan officer in the Alamance County market joined us in February and is having an impact.

Your company is off to a fast start in 2003 and we look forward to the opportunities ahead of us. If you do not bank with us, you should consider joining us. Community banking is so different from the mega bank experience and I can assure you that you will experience a true difference in how you are treated and appreciated here. As we say, we are neighbors doing business with neighbors.

We look forward to seeing you in the near future.

Sincerely,

President and Chief Executive Officer



Teresa Wood *(Marketing/Customer Service)*, Beverly Smith *(Customer Service)*, Jennifer Graves *(Customer Service)*, *(not pictured, Connie Crouch)* *Burlington Office*



Trudi Isakson *(Corporate Secretary)*, Randolph J. Cary, Jr. *(President & CEO)*, *Burlington Office*



Debbie Bolick and Andrea Hall *(Receptionists)*, *Burlington Office*



Norma Long *(Branch Manager)*, Monika Barham *(Teller)*, Jonathan Marquez *(Teller)*, Brenda Miles *(Customer Service)*, Charles Morgan *(Consumer-Commercial Lender)* *Cum-Park Plaza Office*

Community ... defined as
'A group of people with common interests'.

We couldn't write a better definition for MidCarolina Bank - a group of people with an overriding interest in one common theme: *Outstanding service to our neighbors*.

When we first opened the doors at MidCarolina Bank, our mission was not simply to call ourselves a community bank, but to focus on being a community bank in every sense. As a locally owned and operated, independent community bank, we knew we would have the freedom and flexibility to offer the kind of banking relationships most people are seeking, and that larger, national institutions long ago sacrificed. Therefore, we set out to create a banking environment focusing on the needs and objectives of individuals, families, and small- to medium-sized businesses in Alamance County and the surrounding areas.

Anyone familiar with MidCarolina can attest to our maintaining that focus by forging a culture of personal service built on a foundation of values reflective of the communities we serve. A foundation based on four distinct areas of concentration:

- **quality people** - offering a level of personal service unmatched in the marketplace.
- **innovative products** - providing our customers with the tools needed to help them meet their financial goals and long-term objectives.
- **convenient banking opportunities** - allowing our customers to bank more on their terms rather than ours.
- **community involvement** - putting our community first because where we work is where our families and friends work, and a future of promise and prosperity for us all is rooted in the strength of our community.

QUALITY PEOPLE

Without a doubt MidCarolina Bank's most valuable asset is its people. As the banking public searches for secure and comfortable banking relationships, they seek out institutions and people who possess age-old values of hard work, integrity, honesty and friendliness. At MidCarolina, we are fortunate to have such individuals as integral parts of our team. Look at the photographs of our employees accompanying this commentary and you're looking at over 822 years of banking experience ready to meet the needs of our customers. That's an average of 17 years per employee! And with that experience comes a level of professionalism and dedication made evident with every encounter you have with MidCarolina: from the tone of voice that greets you on the phone, to the smile that welcomes you when you walk through the door, to the manner in which questions or problems are accepted and resolved.

Employee training is of utmost importance at MidCarolina Bank. Our people receive on-going training opportunities in customer service, loan facilitation, management and leadership skills, team building, regulatory requirements and more, all designed to better enable them to meet your needs.

Need a personal loan? Expanding a business and need capital or unique banking assistance? Have a question about short or long term investment opportunities? Local decision making gives our Loan Officers and Customer Service Representatives the flexibility to meet our customers' needs quickly and efficiently.



Troy W. Woodard, Jr. *(Commercial Lender-Graham Office)*, Bonnie Jones *(Consumer/Commercial Lender)*, Charles Canaday, Jr. *(Commercial Lender)*, Cindy Overman *(Consumer Lender)*, Craig Patterson *(Commercial Lender)*
Burlington Office



Nancy Walker *(Controller)*, David Spencer *(CFO)*
Burlington Office



Karen Worrell, Peggy Moran, Shelby McKinney, Diane Penland
(Loan Department) Burlington Office

On being a community bank.

INNOVATIVE PRODUCTS AND SERVICES

At MidCarolina we offer a wide array of banking products and financial services designed to meet your particular needs and objectives: checking and savings accounts; highly flexible investment products and services; consumer and commercial loan services; mortgages and equity lines of credit; business checking accounts; plus a full range of conventional banking services.

And to enhance your banking relationship with MidCarolina Bank, we are continuously expanding the roster of innovative products and services available to our customers:

Deluxe Checking. Our premier checking account, providing a complete package of valuable services and features.

MidCarolina 50 Plus. A checking account offering a custom package of benefits to customers 50 years of age and over.

Bounce Protection. An automatic overdraft providing flexibility and convenience in managing your money.

Six Month No-Penalty Certificates of Deposit. Special rates and the ability to withdraw funds without a penalty.

Mortgages and Equity Lines of Credit. Mortgage Loan Specialists in each office provide expert advice, highly competitive rates, flexible loan terms, and efficient service.

Annuities. Available for purchase through Annuity Sales Representatives at each of our branch offices.

MidCarolina Investments. A full service affiliate of MidCarolina Bank offering experienced investment advice and services, including: annuities, retirement and educations savings plans, mutual funds, stocks and more.

Web Site Design and Hosting. MidCarolina business checking customers can get their companies on-line with affordable web site design and hosting from the bank.

This is but a sampling of what's available once you become a MidCarolina Bank customer. See a Customer Service Representative for more information on these and other products or services, or visit us on-line at *www.midcarolinabank.com.*

CONVENIENT BANKING OPPORTUNITIES

To allow our customers to bank more at their convenience, MidCarolina offers a wide variety of banking services and opportunities designed to make it easier and more efficient to bank with us.

Banking Offices. We currently have four offices serving Alamance County and the surrounding areas: three offices in Burlington - South Church Street, North Church Street at the Cum-Park Plaza Shopping Center, and an office in the Alamance Regional Medical Center; and one office on South Main Street in Graham. The Bank is opening a fifth office in Spring 2003 at The Village at Brookwood Retirement Community.

Loan Production Office. In April 2003, MidCarolina Bank is opening a Loan Production Office in Greensboro. This office will be located in the Starmont Building at Friendly Shopping Center.

Same Day Banking. No rush for the conventional 2:00 pm cutoff. Get your transactions to the bank before closing time and they are posted to your accounts the same day.

Saturday Banking. Drive-thru service 9:00 am and 12:00 noon at our South Church Street, Burlington office.

On-Line banking at www.midcarolinabank.com. Bank from your office, at home or on the road...for FREE. 24 hours a day, 7 days a week account access to view account activities, transfer funds, make loan payments, and more.

Telephone Banking. Don't have access to a computer? MidCarolina's telephone banking provides 24/7 account information, activity monitoring, funds transfer capabilities, and more.



Leigh Ester, Boyd Mann, Carole Johnson, Vernell Rone, Kimberly Detomo, Katrine Montgomery *(Tellers) Burlington Office*



Marie Murphy *(Customer Service)*, Sid Little *(Investment Advisor-Broker) Burlington Office*



Brenda Beane, Debbie Sykes, Steve Gilliam *(Mortgage Department) Burlington Office*

COMMUNITY INVOLVEMENT

MidCarolina Bank is known not only as a community bank, but as a *community-involved* bank. Each year the Bank invests generously in community events and charitable causes. Yet the Bank seeks not recognition nor praise for its efforts, but approaches community involvement as an inherent obligation to the communities and residents it serves.

The bank is a major sponsor or supporter of: the annual *Carousel Festival* at the Burlington City Park; the *Heritage Festival at Cedarock Park*; and the *Latino Festival*, focusing on services and resources available for the growing Latino population in Alamance County. MidCarolina is also a leading supporter of many community service organizations, such as the Alamance County Area Chamber of Commerce *(where our own Charles Canaday is serving as 2003 President)*, the local United Way *(with 100% participation from our employees)*, the YMCA, and many others. We have many employees who are graduates of *Leadership Alamance*, a group of community leaders who have shown a keen interest in the future of Alamance County, its government, its business environment, and the community at large.

We also believe a quality education is the backbone of a productive and prosperous community and are therefore strong advocates for an education system second to none. The Bank supports that belief with numerous donations and involvement in education-based initiatives.

By being actively involved in our community, MidCarolina employees are also not only helping their neighbors and fellow citizens, they are helping themselves to achieve a more satisfying and rewarding life. And the Bank fully supports each individual in their particular efforts.

At MidCarolina Bank, we intend to continue growing by expanding our customer base within our community as opposed to reaching outside our primary market area; by expanding our areas of service; and by being a market leader, not a follower.

In closing, we believe our quality people, innovative products, local decision making, convenient banking services, and a dedication to community involvement are what sets MidCarolina Bank apart from the rest. We invite you to stop by one of our offices and see how we can make a difference in your banking relationship.

Experience the difference at MidCarolina Bank ...
a community bank, offering a world of opportunity.



Terri Claar *(Office Manager-Burlington)*
Janet Fogleman *(Office Manager-ARMC)*



Giselle Mitchell, Ann Gabriel
(Imaging Specialists) Burlington Office



George Rudd
(Courier)



Mary Jane Crowder *(Teller)*, Teresa Vernon *(Customer Service)*, Brenda Clapp *(Teller)*, Wanda Durham *(Teller)*
Graham Office



Danita Webb *(Loan Processor)*, Randy Day *(Office Manager-Consumer Lender)*, Dave Hargrove *(Consumer-Commercial Lender)*
Graham Office



Kim Forbes, Lori Tanner, Cheryl Shepherd, Tina Avant
(Operations) Burlington Office

Statements of Condition

As of December 31, 2002 and 2001
($ in thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 2,974	$ 3,054
Interest-bearing deposits at the Federal Home Loan Bank of Atlanta	5,858	980
Investment securities	10,106	11,908
Investment in stock of Federal Home Loan Bank of Atlanta	462	377
Loans and loans held for sale	141,207	114,424
Allowance for loan losses	(2,088)	(1,633)
Net loans	139,119	112,791
Bank premises and equipment, net	4,122	4,228
Investment in Life Insurance	5,268	3,095
Other assets	1,520	1,037
Total assets	$ 169,429	$ 137,470
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand deposits	$ 16,107	$ 12,151
Interest-bearing demand deposits	38,472	22,335
Savings	4,947	3,942
Time	82,649	81,984
Total deposits	142,175	120,412
Borrowings	8,000	5,000
Junior subordinated debentures	5,000	--
Accrued expenses and other liabilities	1,573	962
Total liabilities	156,748	126,374
Shareholders' equity:		
Common stock	10,972	6,073
Capital surplus	--	4,639
Retained earnings	1,566	291
Accumulated other comprehensive income	143	93
Total shareholders' equity	12,681	11,096
Total liabilities and shareholders' equity	$ 169,429	$ 137,470
Shares outstanding	1,696,732	1,669,944

Statements of Operations

As of December 31, 2002 and 2001
($ in thousands)

	2002	2001
Interest Income		
Interest and fees on loans	$ 8,209	$ 8,264
Interest on investment securities	496	649
Interest on Federal funds sold and deposits at the FHLB	248	258
Other	29	28
Total interest income	8,982	9,199
Interest Expense		
Interest on demand deposits	504	405
Interest on savings deposits	38	50
Interest on time deposits	2,469	4,188
Interest on borrowings	327	236
Total interest expense	3,338	4,879
Net Interest Income	5,644	4,320
Provision for loan losses	573	735
Net interest income after provision for loan losses	5,071	3,585
Noninterest Income		
Service charges on deposit accounts	782	532
Mortgage operations	800	612
Investment brokerage fees	140	3
Increase in cash surrender value of life insurance	187	91
Other income	182	144
Total noninterest income	2,091	1,382
Noninterest Expense		
Salaries and employee benefits	2,962	2,111
Occupancy and equipment	519	505
Data processing	344	301
Office supplies and postage	188	163
Deposit and other insurance	161	67
Professional and other services	353	264
Advertising	291	228
Other	580	410
Total noninterest expense	5,398	4,049
Income before income taxes	1,764	918
Income taxes	489	151
Net income	$ 1,275	$ 767
Net Income Per Share:		
Basic	$ 0.76	$ 0.46
Diluted	$ 0.71	$ 0.44

Boards of Directors

Board of Directors - MidCarolina Financial Corporation / MidCarolina Bank



Seated, left to right: Teena M. Koury, Ralph M. Holt, Jr., James R. Copland, III, Randolph J. Cary, Jr.
Standing, left to right: Dexter R. Barbee, Sr., James B. Crouch, Jr., James H. Smith, Jr., James B. Powell, Thomas E. Chandler, John K. Roberts, F. D. Hornaday, III, Robert A. Ward.
(Not pictured: H. Thomas Bobo, John H. Love)

Graham Office Board of Directors



Seated, left to right: Troy W. Woodard, Sr., Dexter R. Barbee, Sr., Victor E. Euliss, Paul E. Cobb.
Standing, left to right: Edward Landi, Anthony E. Foriest, J. Patrick Harman, Fred Reiber, John B. Leath, Herman C. Johnson, Stan Wyrick. (Not pictured: Dr. Cheryl Jeffries, Jeanne Swanner Robertson, Dr. Charles K. Scott, J. L. Sizemore, III, Jeff Stearns)

SHAREHOLDER CONTACT

Trudi E. Isakson
Corporate Secretary
MidCarolina Financial Corporation
PO Box 968
Burlington, NC 27216
336-538-1600
Fax 336-538-1603

INDEPENDENT AUDITORS

Dixon Odom PLLC
408 Summit Drive
Sanford, NC 27330

STOCK TRANSFER AGENT

First Citizens Bank
PO Box 29522
Raleigh, NC 27626-0522

REGULATORY AND SECURITIES COUNSEL

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
2000 Renaissance Plaza
230 North Elm Street
Greensboro, NC 27420

ANNUAL REPORT ON FORM 10-KSB

A copy of MidCarolina Financial Corporation's 2002 Annual Report on Form 10-KSB, as filed with the Securities & Exchange Commission, is available without charge to shareholders upon written request to Trudi E. Isakson.

FORWARD LOOKING STATEMENTS

This Annual Report to Shareholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy, national, regional and local market conditions and legislative and regulatory conditions. Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Bank undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

MARKET FOR COMMON STOCK AND RELATED MATTERS

There currently is a limited local trading market for the Financial Corporation's common stock. The Financial Corporation's common stock is traded over-the-counter with quotations available on the National Daily Quotation Services "Bulletin Board" under the symbol "MCFI". There were 1,164 stockholders of record as of March 17, 2003, not including the persons or entities whose stock is held in nominee or "street" name and by various banks and brokerage firms.

The table below presents the over-the-counter market quotations for the Financial Corporation's common stock for the years ended December 31, 2002 and 2001. The quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

	High	Low
2001		
First quarter	$ 16.50	$ 8.75
Second quarter	13.75	11.25
Third quarter	15.50	13.75
Fourth quarter	16.00	14.00
2002		
First quarter	$ 14.70	$ 13.18
Second quarter	14.50	13.40
Third quarter	14.62	13.75
Fourth quarter	14.62	13.75

The Financial Corporation has not paid any cash dividends since it began operations. North Carolina commercial banks, such as the Financial Corporation, are subject to legal limitations on the amounts of dividends they are permitted to pay. Dividends may be paid by the Financial Corporation from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Financial Corporation, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the Financial Corporation would become "undercapitalized" (as defined in applicable law and regulations).

A locally owned and operated community bank, MidCarolina Bank is dedicated to being the best community bank in our marketplace. We do this by providing our customers with unique and innovative financial products backed by exceptional customer service.

MidCarolina Bank and its employees are also committed to being a good neighbor through community service, exemplified through financial support and personal involvement.

We invite your to visit one of our convenient offices soon and see how MidCarolina Bank can make a difference in your banking relationship.


MIDCAROLINA
BANK